UNITED STATES

                                   SECURITIES AND EXCHANGE COMMISSION
                                               WASHINGTON ,     D . C . 20549



     DIVISION OF
CORPORATION FINA N CE




October 10, 2018

       Lloyd A. Hajdik
       Chief Financial Officer
       Oil States International, Inc.
       Three Allen Center
       333 Clay Street, Suite 4620
       Houston, TX 77002

                   Re:    Oil States International, Inc.
                          Form 10-K for the Fiscal Year ended December 31, 2017 Response dated October 1, 2018
                          File No. 001-16337

       Dear Mr. Hajdik:

               We have reviewed your October 1, 2018 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

              After reviewing your response to this comment, we may have additional comments.
       Unless we note otherwise, our references to prior comments are to comments in our September
       17, 2018 letter.

       Form 10-K for the Fiscal Year ended December 31, 2017

       Management's Discussion and Analysis of Financial Condition and Results of Operations,
       page 32

       Consolidated Results of Operations, page 37

       1. We understand from your response to prior comment one that you intend to include incremental non-GAAP measures and disclosures in your next periodic report, although you have not indicated how you would correct the computations of gross profit, cost of sales and services (product and service costs), gross profit as a percentage of revenues, and quantified variances based on these incomplete measures, which you have disclosed on both a consolidated and operating segment basis.
 Lloyd A. Hajdik
Oil States International, Inc.
October 10, 2018
Page 2

        Given the emphasis that you have placed on these measures in MD&A, without comparable narratives and GAAP-based metrics, further revisions will be necessary to comply with Item 10(e)(1)(i)(A) of Regulation S-K. The discussion and analysis should be of the financial statements that are required by GAAP to also comply with Instruction
        1 to Item 303(a) of Regulation S-K. For example, disclosures of equal or greater prominence that include GAAP-based cost of sales and services, gross profit reflecting all cost of sales and services, GAAP-based gross profit as a percentage of revenues, along with discussion and analysis, would fulfill this requirement. The corresponding disclosures in MD&A for operating segments, and the quarterly measures in your tabulation on page 85, should be similarly revised.

        If you prefer to limit compliance to future reports, submit the revisions that you propose, along with your analysis of materiality and quantification of all changes that would be necessary to present the various metrics in accordance with GAAP. The revisions should also clarify whether you had intended to utilize non-GAAP measures in your discussion and analysis, rather than measures that were compiled in accordance with GAAP, and address any transition in your disclosure approach.

       You may contact Jenifer Gallagher, Staff Accountant at (202) 551-3706 or me at (202)
551-3686 with any questions.

                                                             Sincerely,

                                                             /s/ Karl Hiller

                                                             Karl Hiller
                                                             Branch Chief
                                                             Office of Natural
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